UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE


Mail Stop 4561

December 13, 2005

C. Harril Whitehurst, Jr.
Chief Financial Officer
Village Bank & Trust Financial Corp.
1231 Alverser Drive
P.O. Box 330
Midlothian, Virginia  23113

	Re: 	Village Bank & Trust Financial Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
2005 and September 30, 2005
		File No.  0-50765

Dear Mr. Whitehurst:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements, page 43

Note 1 - Summary of Significant Accounting Policies, page 47

Loans held for sale, page 48

1. We note your disclosure on page 7 that the majority of residential mortgages made by Community First are originated on a pre-sold basis.
In light of the fact that these loans are originated on a pre-sold basis, please tell us why you recognize a significant gain on sale of these loans. Tell us the terms of your agreements through which you pre-sell the loans and the typical time period between origination and the sale transaction.

2. Please tell us and in future filings disclose whether you have any recourse, retained interest or other continuing involvement with the loans sold. If so, tell us and in future filings disclose your related accounting policies.


*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,



Joyce Sweeney
Accounting Branch Chief
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C. Harril Whitehurst, Jr.
Village Bank & Trust Financial Corp
12/13/2005
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